THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

POSITIVE POLAR LLC
SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [ENTITY NAME] (the "**Investor**") of $[AMOUNT] and 0/100 United States Dollars ($ $[AMOUNT] .00) (the "**Purchase Amount**") on or about [EFFECTIVE DATE] (the "**Effective Date**"), Positive Polar LLC, a Delaware limited liability company (the "**Company**"), issues to the Investor the right to certain Units of the Company's Equity Interests, subject to the terms described below. All references herein to "dollars" or "$" shall mean United States dollars.

The "**Post-Money Valuation Cap**" is US$10,000,000. See **Section 2** for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**. If, before the termination of this Safe, the Company either (i) closes an Equity Financing, or (ii) sells and issues Converting Securities in an aggregate amount equal to or higher than Two Million Five Hundred Thousand United States Dollars 0/100 ($2,500,000.00), including this Safe (the "**SAFE Financing**"), then, immediately upon the initial closing of such Equity Financing or SAFE Financing, whichever happens first, this Safe will automatically convert into, in the case of an Equity Financing, the greater of: (1) the number of Standard Preferred Units equal to the Purchase Amount divided by the lowest price per Unit of the Standard Preferred Units; or (2) the number of Safe Preferred Units equal to the Purchase Amount divided by the Safe Price and, in the case of a SAFE Financing, a number of Safe Preferred Units equal to the Purchase Amount divided by the Safe Price.

In connection with the automatic conversion of this Safe into Standard Preferred Units or Safe Preferred Units pursuant to subparagraph (i) above, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents (1) are the same documents to be entered into with the purchasers of Standard Preferred Units, with appropriate variations for the Safe Preferred Units if applicable, and (2) have customary exceptions to any drag- along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor. In connection with the automatic conversion of this Safe into Units pursuant to subparagraph (ii) above, the Investor agrees to execute and deliver to the Company a counterpart signature or joinder to the Company's LLC Agreement in effect at the time of conversion.

(b) **Liquidity Event**. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of Common Units equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided that* the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws. Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its Managers in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) **<u>Dissolution Event</u>**. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) **<u>Liquidation Priority</u>**. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Units. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Equity Interests);

(ii) On par with payments for other Safes and/or Preferred Units, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Units, the applicable Proceeds will be distributed *pro rata* to the Investor and such other Safes and/or Preferred Units in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Units.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Units and other Safes and/or Preferred Units who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Units basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) **<u>Termination</u>**. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Units to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Board of Managers**" or "**Managers**" means the Company's board of managers or managers designated in accordance with the LLC Agreement.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company or any subsidiary having the right to vote for the election of the Company's Managers, (ii) any reorganization, merger or consolidation of the Company or any subsidiary of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity, (iii) a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company or any subsidiary if such assets constitute all or substantially all of the assets of the Company and its subsidiaries taken as a whole, or (iv) or a sale or disposition of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Company.

"**Common Unit**" means a type of Unit, whether now existing or hereafter created, designated as a "Common Unit" (or its reasonable equivalent as determined by the Board of Managers) and having the privileges, preference, duties, liabilities, obligations and rights specified in the LLC Agreement. For clarity, "Common Units" shall mean the Company's Units, if the LLC Agreement does not provide for different classes of Units.

"**Company Capitalization**" is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Units basis):

- Includes all Units issued and outstanding;
- Includes all Converting Securities;
- Includes all (i) issued and outstanding Incentive Units and (ii) Promised Incentive Units; and
- Includes the Unissued Incentive Unit Pool, except that any increase to the Unissued Incentive Unit Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Incentive Units exceeds the Unissued Incentive Unit Pool prior to such increase.

"**Converting Securities**" includes this Safe and other convertible securities issued by the Company for capital raising purposes, including but not limited to (i) all of the other Group Safes; (ii) convertible promissory notes and other convertible debt instruments; and (iii) other convertible securities that have the right to convert into Units.

"**Corporate Reorganization**" shall have the meaning set forth in Section 5.

"**Direct Listing**" means the Company's initial listing of its Common Units (other than Common Units not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers units of existing equity interests of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Equity Interests**" in the Company shall mean the entire ownership interest of all Members in the Company at any particular time, which shall be determined by adding the number of Units (including, for the avoidance of doubt, all Common Units, Preferred Units, and Incentive Units) then held by such Members.

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Common Units or Preferred Units at a fixed valuation, including but not limited to, a pre-money or post-money valuation from which the Company receives gross proceeds of not less than Two Million Five Hundred Thousand United States Dollars 0/100 ($2,500,000.00), including the gross proceeds received from this Safe and all other Converting Securities converting in such Equity Financing.

"**Group Safes**" shall have the meaning set forth in Section 7.

"**Incentive Units**" means a type of Unit, whether now existing or hereafter created, (a) designated as an "Incentive Unit" (or similar Unit) and having the privileges, preference, duties, liabilities, obligations and rights set forth in the LLC Agreement and/or an equity incentive or similar Company plan, and (b) granted, issued or sold by the Company to any director, officer, employee, consultant or adviser of the Company for the primary purpose of soliciting or retaining their services, including any Unit that constitutes a "profits interest" within the meaning of Revenue Procedures 93-27 and 2001-43.

"**Holding Company**" shall have the meaning set forth in Section 5 herein.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double-counting, in each case calculated on an as-converted to Common Unit basis):

- Includes all Units issued and outstanding;
- Includes all (i) issued and outstanding Incentive Units and (ii) to the extent receiving Proceeds, Promised Incentive Units;
- Includes all Converting Securities, **other than** any Safes and other convertible securities (including without limitation Preferred Units) where the holders of such securities are receiving Cash-Out

Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and

- Excludes the Unissued Incentive Unit Pool.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means the price per Unit equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization.

"**LLC Agreement**" means the Company's limited liability company agreement, as amended from time to time.

"**Member**" shall have the meaning given to that term in the LLC Agreement.

"**Proceeds**" means cash and other assets (including without limitation equity consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Promised Incentive Units**" means promised but ungranted Incentive Units that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Incentive Units in the calculation of the Standard Preferred Unit's price per Unit, or (iii) in the case of a Liquidity Event, treated as outstanding Incentive Units in the calculation of the distribution of the Proceeds.

"**Safe**" means an instrument containing a future right to Units of the Company's Equity Interests, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this Safe" mean this specific instrument.

"**Safe Preferred Units**" means, (1) with respect to the automatic conversion of this Safe upon an Equity Financing, the Preferred Units (or, if applicable, Common Units) issued to the Investor in an Equity Financing, having identical rights, privileges, preferences and restrictions as the Standard Preferred Units, other than with respect to: (i) the per Unit liquidation preference (if applicable) and the initial conversion price for purposes of price-based anti-dilution protection (if applicable), which will equal the Safe Price; and (ii) the basis for any dividend rights, which will be based on the Safe Price; and (2) with respect to the automatic conversion of this Safe upon a SAFE Financing, Preferred Units of the Company bearing, at minimum, the following rights: standard 1x non-participating liquidation preference, right of first refusal and co-sale rights, preemptive rights and information rights; provided that, at the discretion of the Board of Managers, right of first refusal, co-sale rights, preemptive rights and/or information rights may be given only to those who qualify as "Major Investors" (i.e., those who have invested a certain minimum amount to be determined the Board of Managers).

"**Safe Price**" means the price per Unit equal to the Post-Money Valuation Cap divided by the Company Capitalization.

"**Preferred Unit**" means a Unit having the rights and obligations specified with respect to "Preferred Units" in the LLC Agreement, as such term may be defined in the LLC Agreement from time to time (assuming that the LLC Agreement has been amended to create "Preferred Units" (or its reasonable equivalent as determined by the Board of Managers)).

"**Standard Preferred Units**" means the Preferred Units issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing; provided that if the investors investing new money in the Company in connection with the initial closing of the Equity Financing purchase and subscribe Common Units, then the term "Standard Preferred Units" shall mean those same Common Units.

"**Unissued Incentive Unit Pool**" means all Incentive Units that are reserved and available for future grant (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Incentive Units) under the LLC Agreement and/or an equity incentive or similar Company plan.

“**Unit**” means a unit issued by the Company representing a fractional part of the Equity Interests and shall include all types and classes and/or series of Units, *provided* that any type or class or series of Unit shall have the designations, preferences, and/or special rights set forth in the LLC Agreement.

3. *Company Representations*

(a) The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this Safe is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company (subject to section 3(d)). This Safe constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors’ rights generally and general principles of equity. To its knowledge, the Company is not in violation of (i) its current certificate of formation or LLC Agreement, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material debt or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this Safe do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien on any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this Safe, other than: (i) the Company’s corporate approvals; and (ii) any qualifications or filings under applicable securities laws.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this Safe and to perform its obligations hereunder. This Safe constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors’ rights generally and general principles of equity.

(b) The Investor has been advised that this Safe and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this Safe and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor’s financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

(c) Investor has reviewed with its own tax advisors the federal, state and local tax consequences of this investment, where applicable, and the potential tax consequences of investing through a Safe. Investor is relying solely on such advisors and not on any statements or representations of the Company and understands that Investor (and not the Company) shall be responsible for Investor’s own tax liability that may arise as a result of this investment or the transactions

contemplated by this Safe. The Investor acknowledges and agrees that, notwithstanding anything herein to the contrary, for United States federal and state income tax purposes, this Safe could be characterized as a "membership interest" and accepts the potential tax consequences.

5. *Corporate Reorganization*

If, in accordance with the terms of the LLC Agreement, the Members and Managers of the Company determine in good faith that it would be desirable and in the best interest of the Company and its Members to effectuate a corporate reorganization (the "**Corporate Reorganization**"), such as the conversion of the Company into a C-corporation or the creation of a new holding company in order to incentivize potential investors to participate in an Equity Financing, then the Investor hereby agrees (i) that the Managers of the Company may cause the conversion of the Company into a C-corporation, or the incorporation of a new entity, so that such new entity becomes the owner of the Company and any existing subsidiaries (the "**Holding Company**"), and (ii) to fully cooperate with the Company take all actions determined by the Company in good faith to facilitate, permit, and memorialize such conversion or other change, which may include, without limitation, the amendment, transfer and/or assignment by novation to, or the cancellation and re-issuance of this Safe by the new Holding Company, and (iii) to execute any other documents that the Managers of the Company may deem necessary or appropriate in order to effect the Corporate Reorganization; *provided, however*, that, to the maximum extent possible, the Investor shall preserve all its rights under this Safe (e.g., references to Units shall refer to equity interests of the capital stock of the Holding Company). As a result of the Corporate Reorganization the new Holding Company shall be automatically construed as the "Company" for purposes of this Safe and any conversion or other rights of the Investor hereunder shall be solely with respect to the Holding Company. By executing this Safe, the Investor consents to the Corporate Reorganization in accordance with the terms set forth herein. For the avoidance of doubt, a Corporate Reorganization shall not be deemed to constitute a Change of Control.

6. *Miscellaneous*

(a) Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)) (the "**Group Safes**"), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable Group Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable Group Safes.

(b) Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Units of the Company's Equity Interests for any purpose, nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Member of the Company or rights to vote for the election of Managers or on any matter submitted to Members of the Company, or to give or withhold consent to any corporate action or to receive notice of meetings, until Units have been issued on the terms described in Section 1.

(d) Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Safe and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the

Investor; and *provided, further*, that the Company may assign this Safe in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this Safe is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Safe operate or would prospectively operate to invalidate this Safe, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Safe and the remaining provisions of this Safe will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as a non-compensatory option as defined in Treasury Reg. Section 1.721-2(f), but shall not be treated as exercised upon issuance. Therefore, the Investor shall not be treated as a Member of the Company, and shall not receive any allocation of income, gain, loss or deduction in respect of this Safe or any Units issuable upon the conversion of this SAFE until, if ever, such Units are issued following such conversion. The Investor agrees to not take any position inconsistent with the foregoing tax characterization of this Safe on any tax return, in any administrative or judicial proceeding relating to taxes, or otherwise, unless requested by the Company. The Investor acknowledges that there can be no assurance that the United States Internal Revenue Service will agree with such characterization and that a different characterization may affect the tax consequences of this Safe to the Company and the Investor. If the Company determines that this Safe should no longer be characterized as a non-compensatory option, the Investor shall cooperate with the Company, and shall execute and deliver such additional amendments and other documents as the Company requests, to amend, modify or restructure this Safe in a manner determined by the Company, provided that such amendment, modification or restructuring provides the Investor reasonably equivalent economic benefits to those contained in this Safe.

(g) All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(h) The Investor shall consult with the Company with regard to all press releases and other announcements to be issued after the date of execution of this Safe concerning this Safe or any of the agreements or transactions contemplated therein and, except as may be required by applicable laws or the applicable rules and regulations of any governmental agency or stock exchange.

(*Signature page follows*)

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Positive Polar LLC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ________________________________

INVESTOR:

[ENTITY NAME]

By: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited